OPEXA THERAPEUTICS, INC.

                          2635 N. Crescent Ridge Drive
                             The Woodlands, TX 77381
                                 (281) 272-9331


                                 October 9, 2008


Via Facsimile (202) 772-9217
----------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention: Jennifer Riegel

     Re:       Request  for   Acceleration  of   Effectiveness  of  Registration
               Statement on Form S-3; Pre-Effective Amendment No. 3 on Form S-3 (File No. 333-153501) of Opexa Therapeutics, Inc.

Ladies and Gentlemen:

     Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Opexa Therapeutics, Inc., a Texas corporation (the "Company"), hereby requests that the effectiveness of its Registration Statement on Form S-3 Pre-Effective Amendment No. 3 on Form S-3 (File No. 333-153501) be accelerated so that such Registration Statement will become effective at 10:00 a.m. EST Friday, October 10, 2008, or as soon thereafter as practicable.

     We hereby acknowledge that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                         Very truly yours,



                                         By:  /s/ Lynne Hohlfeld
                                         ---------------------------------------
                                         Lynne Hohlfeld, Chief Financial Officer